Exhibit 4.6

Dated the 24 day of July, 2002

PROJECT AGREEMENT

FOR THE DESIGN, CONSTRUCTION, FINANCING

AND OPERATION OF THE PENNY’S BAY RAIL LINK

between

GOVERNMENT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION

acting through

DEPUTY SECRETARY FOR THE ENVIRONMENT,

TRANSPORT AND WORKS (TRANSPORT AND WORKS)

and

MTR CORPORATION LIMITED

SLAUGHTER AND MAY

HONG KONG

	PART VI OPERATION AND MAINTENANCE OF THE PENNY’S BAY RAIL LINK
16.	Operation and Maintenance of the Penny’s Bay Rail Link	23

	PART VII ENVIRONMENTAL PROTECTION
17.	Environmental Protection Measures	24

	PART VIII TRANSPORT
18.	Transport	25

	PART IX PROJECT REPORTING
19.	Project Monitoring	27

	PART X DISNEYLAND PROJECT/HKITP/DIVIDENDS

20.	Delay in the Disneyland Project	28

21.	Consultation and Agreement	29

22.	Dividends	31

	PART XI MISCELLANEOUS

23.	Utility Services	34

24.	The Ordinance	34

25.	Invalidity	34

26.	No Partnership	34

27.	Further Assurance	34

28.	Amendments	35

29.	Waiver	35

30.	Conflict	35

31.	Payments	35

32.	Notices	36

33.	Mediation	36

34.	Governing Law and Jurisdiction	36

THIS AGREEMENT is made on the 24 day of July, 2002

BETWEEN

(1)	GOVERNMENT OF THE HONG KONG SPECIAL ADMINISTRATIVE REGION (“Government”) acting through DEPUTY SECRETARY FOR THE ENVIRONMENT, TRANSPORT AND WORKS (TRANSPORT AND WORKS); and

(2)	MTR CORPORATION LIMITED whose registered office is MTR Tower, Telford Plaza, 33 Wai Yip Street, Kowloon Bay, Kowloon (the “Corporation”).

WHEREAS

(A)	Government and The Walt Disney Company have agreed to cooperate on the development of a Disney Park and associated complex and infrastructure in Hong Kong. To this end, Government, The Walt Disney Company and HKITP entered into an agreement (the “Master Project Agreement”) on 10th December, 1999.

(B)	The Master Project Agreement stipulates that Government shall procure a rail link between the planned station along the Mass Transit Railway at Yam O and the Disney Park. And the Government shall enter into suitable contractual arrangements with a railway operator to achieve this.

(C)	Government and the Corporation have agreed to enter into this Agreement to provide for the design, construction, completion, financing and operation of the aforementioned rail link and related services and facilities.

NOW IT IS HEREBY AGREED as follows:-

PART I

INTERPRETATION

1.	Interpretation

1.1	In this Agreement (including the Recitals and Appendices), except where the context otherwise requires, the following terms and expressions shall have the following meanings:-

“Associate” of any Entity means any Subsidiary or holding company of that Entity, or any Subsidiary of any such holding company, or any company in which that Entity or its holding company has a direct or indirect shareholding interest.

“Baseline Programme” means the programme of the Scope of Works to be executed, the timing and sequence required to effect the completion of the Penny’s Bay Rail Link, as may be amended from time to time in accordance with the provisions of Clause 11, a summary of which as at the date of this Agreement in respect of the period up to the Scheduled Operating Date is set out in Appendix A.

“Building” has the meaning ascribed to that term in the Deed of Restrictive Covenant.

“Building Works” has the meaning ascribed to that term in the Deed of Restrictive Covenant.

“Business Day” means a day excluding Saturdays on which licensed banks are open for business generally in Hong Kong.

“Capital Cost” means the aggregate of the direct and indirect costs, losses, expenses and any other amounts incurred or which are payable or suffered by the Corporation for feasibility studies, technical studies, land acquisition and related expenditure (including but not limited to any amount payable to Government as rent for Works Areas, and all costs and amounts referred to in Clause 12), design, engineering, procurement, construction, testing, commissioning and completion of the PBRL Works and the RRIW, including any related capitalised interest.

“Capital Cost Estimate” means the estimate by the Corporation of the Capital Cost, as set out in Appendix B.

“Commercial Operations” means the operation of railway services on the Penny’s Bay Rail Link on a revenue earning basis, providing scheduled transport for the public.

“Contractor” means any person who has entered into a contract with Government or the Corporation, as the case may be (or any successor to or replacement for such person), to give effect to the obligations of the parties in connection with the Scope of Works, the RRIW, the Entrusted Works, the Penny’s Bay Public Infrastructure Works, the Penny’s Bay Reclamation Works and the Yam O Reclamation and Public Infrastructure Works Phase 1 (as the case may be).

“Corporation” means the MTR Corporation Limited.

“Deed of Restrictive Covenant” means the deed of restrictive covenant entered into between Government and HKITP dated 10th December, 1999.

“Deferred Operating Date” has the meaning ascribed to that term in Clause 11.2.1.

“Disney Park” has the meaning ascribed to it in the Master Project Agreement.

“Disneyland Actual Opening Date” means the “Opening Day” as defined in the Master Project Agreement, that is the date on which the Disney Park to be constructed pursuant to the Master Project Agreement officially opens to the general public and commences operation on a revenue earning basis.

“Disneyland Project” means the works described as such in Appendix C.

“Disneyland Scheduled Opening Date” means 31st October, 2005, being the date on which the Disneyland Project is scheduled to open to the general public and commence operation on a revenue earning basis.

“Disneyland Station” means the railway station to be constructed adjacent to the Disney Park, as described in Part II of Appendix D, the name of which is to be agreed in accordance with Clause 21.10.

“Dollars” and the sign “$” denote the lawful currency of Hong Kong.

“EIA” has the meaning ascribed to that term in Clause 17.1

“Entity” includes individual, partnership, corporation, limited liability company, association, estate, trust, business trust and governmental authority.

“Entrusted Works” means any item of work which is executed or is to be executed by the Corporation for and on behalf of Government or vice versa, or by the Corporation for and on behalf of any public body or vice versa, and which is to be paid for by the party on whose behalf the work is done.

“Entrustee” has the meaning ascribed to that term in Clause 7.4.

“Entrustment Agreement” means any agreement between Government and the Corporation or between the Corporation and a public body in respect of any Entrusted Works.

“Entrustment Brief” means, in relation to any Entrustment Agreement, that part describing the full scope of all item(s) of the Entrusted Works to which such Entrustment Agreement relates.

“Entrustor” has the meaning ascribed to that term in Clause 7.4.

“Environmental Permit” has the meaning ascribed to that term in Clause 17.1.

“Events of Delay” has the meaning ascribed to that term in Clause 11.7.

“First Parcel” means the parcels of land identified in Part III of Appendix F whose Land Availability Dates are 10th July, 2002.

“Force Majeure” means:-

(a)	any supervening outbreak of war affecting Hong Kong, hostilities (whether war be declared or not), invasion, acts of foreign enemies, rebellion, revolution, military or usurped power, overthrow (whether by external or internal means) of the Government, civil war, riot, civil disturbances, terrorism, nuclear explosion or contamination, flood or fire if not caused or contributed to by the party claiming relief hereunder, civil commotion and acts of God; or

(b)	any other events outside the reasonable control of the parties and the effect of which is similar to the foregoing, if not caused or contributed to by the party claiming relief hereunder,

and which, in either (a) or (b) above, prevents or substantially hinders the performance of the duties and obligations under this Agreement by the party claiming relief hereunder excluding, for the avoidance of doubt, any failure or inability by HKITP (or any of its Associates) to complete and operate on a full revenue earning basis the Disneyland Project by the Disneyland Scheduled Opening Date, unless such failure or inability is caused by the occurrence of any event specified in (a) above (except if the occurrence of any such event is itself caused or contributed to by HKITP and/or any of its Associates) or unless such failure or inability is caused by the occurrence of any other events (excluding any event relating to the financial condition of HKITP or any of its Associates, including but not limited to insolvency, receivership, administration or any similar event or condition) outside the reasonable control of HKITP (or any of its Associates) and the effect of which is similar to the events specified in (a) above, if not caused or contributed to by HKITP (and/or any of its Associates).

“Franchise Period” has the meaning ascribed to that term in the Ordinance.

“Franchised Bus Operator” means an operator of a Franchised Bus Service.

“Franchised Bus Service” means a bus service operated pursuant to a franchise granted under the Public Bus Services Ordinance (Cap. 230 of the Laws of Hong Kong).

“Height Control Zone” has the meaning ascribed to that term in the Deed of Restrictive Covenant.

“HKITP” means Hongkong International Theme Parks Limited, a company incorporated in Hong Kong and whose company number is 689419.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Land Availability Date” means, in relation to each parcel of land specified in Part III of Appendix F, the relevant date specified as the Land Availability Date in Part III of Appendix F in respect of such parcel of land.

“Land Return Date” means, in relation to each parcel of land specified in Part III of Appendix F, the relevant date specified as the Land Return Date in Part III of Appendix F in respect of such parcel of land.

“Lantau and Airport Railway Running Line Lease” means the running line lease relating to the Mass Transit Railway Lot No. 2 entered into between Government and the Corporation on 27th June, 1997.

“Lantau and Airport Railway Supplemental Agreement” means the agreement dated 27th June, 1997 between Government and the Corporation in respect of the permitted commercial activities at the stations of the Airport Railway specified therein.

“Master Project Agreement” has the meaning ascribed to that term in Recital (A) above.

“Non-Franchised Bus Service” means a bus, coach or similar service which is not a Franchised Bus Service.

“Operating Agreement” means the operating agreement dated 30th June 2000 made between the Secretary for Transport for and on behalf of the Government and the Corporation, as contemplated in the Ordinance.

“Operating Date” means the actual date on which Commercial Operations commence on the Penny’s Bay Rail Link.

“Ordinance” means the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong) or any replacement or re-enactment thereof.

“Original Scheduled Operating Date” means the date on which Commercial Operations are scheduled to commence on the Penny’s Bay Rail Link, namely 1st July, 2005.

“PBRL Stations” means Yam O Station and Disneyland Station.

“PBRL Supplemental Agreement” has the meaning ascribed to that term in Clause 15.2.

“PBRL Works” means items of work which are necessary for the construction and/or operation of the Penny’s Bay Rail Link as detailed in Appendix D, as may be amended from time to time in accordance with Clause 4.8.

“Penny’s Bay Public Infrastructure Works” means the works described in paragraphs 1.2(b), 1.2(g), 1.2(h) and 1.2(i) in Appendix C to be carried out by Government on, over, under and/or adjacent to relevant parts of the land set out in Part IV of Appendix F.

“Penny’s Bay Rail Link” means the rail link shown in the Schedule to Appendix F, to be constructed by the Corporation to provide a mass transit service to the Disneyland Project, including for the avoidance of doubt the interchange facilities with the existing railway operated by the Corporation and the PBRL Stations.

“Penny’s Bay Reclamation Works” means the land at Penny’s Bay to be formed under paragraph 1.2(a)(i) of Appendix C, upon which Government will carry out the Penny’s Bay Public Infrastructure Works in accordance with Clause 4.10.

“Penny’s Bay Running Line Lease” means the agreement supplemental to the Airport Railway Running Line Lease, to be entered into between Government and the Corporation as referred to in Clause 14.1.

“public body” means any of the District Councils, any other urban, rural or municipal council, any department of Government, any undertaking by or of Government, the Housing Authority and any statutory corporation, and their respective successors and replacements.

“Railways Ordinance” means the Railways Ordinance (Cap. 519 of the Laws of Hong Kong).

“Relevant Matters” has the meaning ascribed to that term in Clause 19.5.

“RRIW” means the replacement, modification or improvement of existing privately owned facilities or facilities owned by Government or public bodies required as a consequence of the construction of the Penny’s Bay Rail Link, a non-exhaustive list of which is described as such in Appendix D, as may be amended or varied from time to time in accordance with Clause 4.9, and following completion of which shall be owned, managed, maintained and controlled by such private owner, Government or, as the case may be, such public body.

“Scheduled Operating Date” means the date on which Commercial Operations are scheduled to commence on the Penny’s Bay Rail Link, as set out in the Baseline Programme, namely the Original Scheduled Operating Date or, if such scheduled date is deferred pursuant to the terms of this Agreement, any later date to which the commencement of Commercial Operations have been deferred.

“Scope of Works” means the PBRL Works and the RRIW, whose arrangements in respect of execution, funding source, ownership and management, maintenance and control are set out in Part I of Appendix D and as described in Part II of Appendix D, where the context so permits.

“Soft-Opening Date” means the date which falls prior to the Disneyland Actual Opening Date, being the date on which the Disney Park to be constructed pursuant to the Master Project Agreement, opens to a limited number of guests.

“Sub-Contractor” means any sub-contractor of any tier employed in connection with the Scope of Works.

“Subsequent Parcels” means all parcels of land listed in Appendix F that do not constitute the First Parcel.

“Subsidiary” means, in relation to any Entity (its “holding company”) at any particular time, any other Entity more than 50% of whose issued equity share capital (or the like) is then beneficially owned, directly or indirectly, by that holding company, or any other Entity in respect of which that holding company has the power to appoint and/or remove all or the majority of the members of the board of directors or other governing body of that other Entity (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise).

“VEPA” means the vehicular emergency and public access bridge within the boundary of Disneyland Station, the structural works of which will be entrusted to the Corporation at a location as shown for the purpose of identification on the plan in Appendix F.

“Visual Buffer Zone” has the meaning ascribed to that term in the Deed of Restrictive Covenant.

“Walt Disney World Resort” has the meaning ascribed to it in the Master Project Agreement, being the resort known as the Walt Disney World Resort located in Orlando, Florida, United States of America.

“Works Areas” means land temporarily required by the Corporation or its consultants, agents or contractors to facilitate the construction of the Penny’s Bay Rail Link.

“Yam O Reclamation and Public Infrastructure Works Phase 1” means the reclamation to be formed under paragraph 1.2(a)(ii) of Appendix C, and the part of Road P2 and the public transport interchange at Yam O as described respectively in paragraph 1.2b(i) and 1.2(d) of Appendix C.

“Yam O Station” means the railway station to be constructed at Yam O, as described in Part II of Appendix D.

1.2	Any reference in this Agreement to:-

a “day” means a calendar day unless the context otherwise requires;

a “month” means a calendar month unless the context otherwise requires; and

a “person” shall be construed as a reference to any person, firm, company, corporation or any association or partnership or joint venture (whether or not having separate legal personality) of two or more of the foregoing.

1.3	Where words and expressions appearing in this Agreement are defined in the Ordinance, they shall have the meanings assigned to them in the Ordinance unless otherwise stated.

1.4	In this Agreement, except where the context otherwise requires:-

1.4.1	any reference to this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as the same may have been, or may from time to time be, amended, varied, novated or supplemented and shall include any document which is supplemental to, is expressed to be collateral with or is entered into pursuant to or in accordance with the terms of this Agreement, or as the case may be, such other agreement or document;

1.4.2	a reference to any statute or statutory provision or subsidiary legislation shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

1.4.3	a statute shall include any and all subsidiary legislation made under such statute;

1.4.4	a “Recital”, “Clause”, “Part”, “Appendix” or a “paragraph” is a reference to a Recital hereto, a Clause hereof, a Part hereof, an Appendix hereto or a paragraph in the Clause or Appendix in which it appears;

1.4.5	the singular shall include the plural and vice versa; and

1.4.6	the gender shall include all genders.

1.5	Clause, Part and Appendix headings are for ease of reference only and do not affect the interpretation of this Agreement.

1.6	Terms defined in any Appendix to this Agreement and not otherwise defined herein shall bear the meaning ascribed to them in such Appendix.

PART II

FINANCING OF THE PENNY’S BAY RAIL LINK

2.	Financial Undertakings

2.1	The Corporation shall, subject to the terms of this Agreement, bear and finance the full amount of the Capital Cost and shall, from time to time, promptly upon demand of Government, reimburse Government for all costs referred to in Clause 12 which have been incurred.

2.2	The Capital Cost Estimate for the Scope of Works as at the date of this Agreement is set out in Appendix B which Appendix is annexed hereto for illustrative purposes only and shall not be binding on either party.

2.3	Government shall co-operate fully with the Corporation in respect of all reasonable requirements of the Corporation for the provision of information or assistance of a non-financial nature, so as to enable the Corporation to finance the completion of the Penny’s Bay Rail Link.

PART III

SCOPE OF WORKS, PLANNING, DESIGN AND CONSTRUCTION

3.	General

The design, construction completion, testing, commissioning, operation and maintenance of the Penny’s Bay Rail Link shall reflect the Corporation’s responsibilities and duties under the Ordinance, the Operating Agreement and this Agreement.

4.	Scope of Works

4.1	Subject to Clause 4.3, the Corporation shall carry out, or procure to be carried out, the design, construction, completion, testing and commissioning of the PBRL Works and shall bring into operation, operate and maintain the Penny’s Bay Rail Link in accordance with this Agreement, the Operating Agreement and the Ordinance (or procure the same to be done).

4.2	Subject to Clause 4.3, the Corporation shall, in accordance with the terms of this Agreement and with specifications and/or standards agreed with Government or the relevant public body prior to commencement and subject to necessary approvals having been obtained, design, construct and complete the RRIW (or procure the same to be done), and all direct or indirect costs, expenses, losses or otherwise reasonably incurred or suffered by the Corporation in relation to the RRIW shall be the responsibility of the Corporation.

4.3	The Corporation shall not be in breach of any of its obligations under Clauses 4.1 and 4.2 if any failure of the Corporation to perform any such obligation is attributable to a failure by Government to comply with its obligations under Clauses 10, 12 and 13.

4.4	The Corporation shall, in respect of the RRIW, remedy any defects of the relevant Contractor in respect of the carrying out, or the design, of the RRIW for such defects liability periods and subject to such terms as may be agreed by the relevant Contractor in the relevant construction contracts.

4.5	The Corporation will provide warranties and undertakings to Government in the same terms, mutatis mutandis, as warranties and undertakings that are given to the Corporation by third parties in all contracts and agreements for the RRIW to be carried out by the Corporation, as set out in Appendix D. Where such warranties and undertakings relate to the carrying out, or the design, of the relevant works such warranties and undertakings shall be consistent with the Corporation’s obligations in this Agreement and be reasonably appropriate given the nature of such works.

4.6	The Corporation shall consult and liaise with Government concerning such warranties and undertakings prior to agreeing the same with any third party. Where, pursuant to this Clause 4.6, the Corporation consults and liaises with Government, Government shall give its response to the Corporation within a reasonable period of time.

4.7	Within 28 Business Days following the entering into of any agreement or contract between the Corporation and any third party which contains any warranty or undertaking as is referred to in Clause 4.5, the Corporation shall execute a warranty agreement, warranting and undertaking to Government in the same terms as the warranty or undertaking given to the Corporation by such third party and shall deliver such warranty agreement to Government.

4.8	Government and the Corporation agree that, subject to Clause 4.9 the Scope of Works may only be amended in writing signed by both parties.

4.9	Government shall consult the Corporation in relation to any amendment or variation which Government intends to be required to be made to the scope or design as agreed between the parties from time to time of the RRIW. In the event that the Corporation does not agree with such amendment or variation proposed by Government, the Corporation shall notify Government promptly and inform the Government in writing of the difference and the reasons for such difference and Government and the Corporation shall use their respective best endeavours to reach agreement as soon as practicable thereafter. Failing agreement within twenty-one days of such notification of difference, the Corporation shall implement such amendment or variation required by Government in accordance with its obligations under Clause 4.2 provided that any direct and indirect costs, expenses, losses or amounts otherwise reasonably incurred or suffered by the Corporation as a result of such amendment or variation shall be met in full by Government. If any such amendment or variation implemented by the Corporation would delay the completion of the RRIW, the completion of the RRIW and/or the Scheduled Operating Date (as the case may be) shall be deferred to later date by an amount of time equivalent to the additional time required to implement the amendment or variation.

4.10	Government agrees to design and construct the Penny’s Bay Reclamation Works in accordance with the following:-

4.10.1	the materials used in the construction shall be of suitable quality and fit for their purpose;

4.10.2	the Penny’s Bay Reclamation Works shall be undertaken in a workmanlike manner to a standard expected from a competent contractor;

4.10.3	the obligations of the Government in respect of design shall be limited to reasonable skill and care only;

4.10.4	the total post-construction settlement from the delivery date of the reclamation shall not exceed 500mm in 50 years;

4.10.5	the post-construction differential settlement shall be no steeper than 1/300 between any two points greater than 10m apart in 50 years.

5.	Corporation’s Skill and Care Warranty

5.1	The Corporation warrants that the completed RRIW and Entrusted Works which are to be carried out by the Corporation shall be designed, constructed and completed with the skill and care to be expected from, and shall be designed, constructed and completed by utilising such equipment and materials to be expected by, a professional design engineer and a competent and workmanlike construction contractor.

6.	Insurance

6.1	The Corporation will effect and maintain at its own cost and expense with reputable insurers, or will procure from all Contractors and Sub-Contractors employed or engaged in connection with the Scope of Works to effect and maintain with reputable insurers contractors’ all risks insurance, third party liability insurance and such other insurances as may be required by law from time to time. Contractors’ all risks insurance, third party liability insurance and such other insurances effected and maintained by the Corporation in accordance with this Clause 6.1 shall in each case be for the benefit and in the joint names of the Corporation as owner, Government and all relevant Contractors and Sub-Contractors.

6.2	The Corporation shall at its own cost and expense procure that Contractors and Sub-Contractors which have a significant design responsibility in the execution of their relevant construction contracts and all design consultants employed or engaged in connection with the design of any significant part of the Scope of Works, effect and maintain with reputable insurers professional indemnity insurance for a period of not less than ten years from the Operating Date provided always that such professional indemnity insurance is available and continues to be available at reasonable commercial rates. In the case of the Entrusted Works carried out by the Corporation and the RRIW, the Corporation shall immediately notify Government in the event that professional indemnity insurance ceases to be available at reasonable commercial rates or is otherwise not maintained in accordance with this Clause or for any reason becomes void or unenforceable and shall agree with Government alternative requirements in place of the foregoing requirements of this Clause.

6.3	The Corporation shall use all reasonable endeavours to ensure that no actions shall be taken or omitted or suffer anything to be done or omitted by it or its Contractors, Sub-Contractors or agents as a result of which any insurance policy or part thereof effected in accordance with this Clause may be avoided, forfeited, revoked or withdrawn.

7.	Entrusted Works

7.1	Each party shall design, construct and complete the Entrusted Works entrusted to it, in accordance with and subject to the relevant Entrustment Agreement.

7.2	The Corporation and Government will agree to enter into a separate Entrustment Agreement in respect of one or more items of Entrusted Works as soon as practicable after either party has been requested to do so by the other. The Corporation or Government (as the case may be) shall endeavour to complete expeditiously the works included in the Entrustment Brief for each item of such Entrusted Works entrusted to it.

7.3	Prior to the implementation of any item of Entrusted Works under any construction contract in respect of any Entrusted Works, the Corporation or as the case may be Government shall consult and liaise and take full account of the views of the other party in respect of the terms of such construction contract, including but not limited to:-

7.3.1	the date by which the relevant item of the Entrusted Works to be included in such construction contract is required to be completed;

7.3.2	the provision for general damages and/or liquidated damages and, in the case of liquidated damages, the amount and terms of liquidated damages to be payable by the relevant Contractor (such amount to be specified in Dollars as an amount per day) for each day that shall elapse between the specified date by which the relevant item of Entrusted Works is required to have been completed and the actual date of completion thereof; and

7.3.3	the nature and form of any warranties, representations and undertakings to be given by the design consultant or such Contractor to the party entrusting the Entrusted Works in question and the extent of liability in respect thereof.

7.4	Subject to the provisions of any relevant Entrustment Agreement, the party to whom the Entrusted Works are entrusted (the “Entrustee”) shall, in accordance with the terms of this Agreement and with specifications and/or standards agreed with the other party, namely the party entrusting the Entrusted Works (the “Entrustor”) prior to commencement and subject to necessary approvals having been obtained, design, construct and complete the Entrusted Works (or procure the same to be done), and all direct or indirect costs, expenses, losses or otherwise incurred or suffered by the Entrustee in relation to the same shall be the responsibility of the Entrustor unless otherwise agreed between the parties.

7.5	The Entrustor shall consult the Entrustee in relation to any amendment or variation which the Entrustor intends to be required to be made to the Entrusted Works. In the event that the Entrustee does not agree with such amendment or variation proposed by the Entrustor, the Entrustee shall notify the Entrustor promptly and inform the Entrustor in writing of the difference and the reasons for such difference and both parties shall use their respective best endeavours to reach agreement as soon as practicable thereafter. Failing agreement within twenty-one days of such notification of difference, the Entrustee shall implement such amendment or variation required by the Entrustor in accordance with its obligations under Clause 7.4, provided that any direct and indirect costs, expenses, losses or amounts otherwise reasonably incurred or suffered by the Entrustee as a result of such amendment or variation shall be met in full by the Entrustor.

7.6	Each party shall, in respect of the Entrusted Works entrusted to it and subject to the relevant Entrustment Agreement, remedy any defects of the relevant Contractor in respect of the carrying out, or the design, of the Entrusted Works for such defects liability periods and subject to such terms as may be agreed by the relevant Contractor in the relevant construction contract.

8.	Capacity

8.1	The Penny’s Bay Rail Link shall, at the Operating Date and thereafter, have a minimum capacity of 5,500 passengers per hour per direction of traffic.

8.2	The Corporation shall, in the design and construction of the Penny’s Bay Rail Link, allow for an expansion in capacity of the Penny’s Bay Rail Link to a minimum of 10,000 passengers per hour per direction of traffic.

9.	Allowances for Future Extensions

The Corporation shall, in the design and construction of the Penny’s Bay Rail Link, make reasonable allowance for:-

9.1	an expansion in capacity of the Penny’s Bay Rail Link to accommodate 8-car trains and/or dual tracks; and

9.2	a possible future extension to serve additional theme park developments and other tourism or recreational developments in Penny’s Bay and Tsing Chau Tsai East.

10.	Licences, Consents and Other Permissions

Government shall, to the extent that it is empowered or otherwise able to do so having taken all reasonable steps, procure that all necessary licences, consents and other permissions and approvals required for, or in connection with, the design, construction and operation of the Penny’s Bay Rail Link are given or granted as expeditiously as possible when required and shall when given or granted be of the duration and on terms required.

PART IV

PROGRAMME AND PROGRESS

11.	Baseline Programme

11.1	The Corporation shall prepare the Baseline Programme to demonstrate how the Corporation proposes to carry out the elements of the Penny’s Bay Rail Link which are included in the Scope of Works.

11.2	Government shall (1) complete the relevant Penny’s Bay Public Infrastructure Works relating to each parcel of land (for the purposes of this Clause 11.2 and Clause 11.3, the “Relevant Parcel”) and to parcel(s) of land adjacent thereto by the Land Availability Date relating to the Relevant Parcel as set out in Part IV of Appendix F and (2) subject to Clauses 12.1 and 13.1, give full and exclusive occupation or grant all necessary rights of access and occupation (as the case may be) to all relevant land stated in Part I and Part II respectively of Appendix F to the Corporation for the implementation of the Penny’s Bay Rail Link by the relevant Land Availability Dates. If Government does not complete, (or substantially complete, to the reasonable satisfaction of the Corporation) the Penny’s Bay Public Infrastructure Works or give such full and exclusive occupation to the Corporation or grant all such necessary rights of access and occupation to the Corporation (as the case may be) by the relevant Land Availability Dates in accordance with this Clause 11.2:-

11.2.1	and the relevant land is comprised in the First Parcel, the Corporation shall be entitled to defer the Scheduled Operating Date to a later date (the “Deferred Operating Date”) by an amount of time, the maximum of which shall be equivalent to the difference between the relevant Land Availability Date and the date upon which such full and exclusive possession to the First Parcel or all such necessary rights of access and occupation (as the case may be), is actually given to the Corporation; and

11.2.2	and the relevant land is comprised in the First Parcel or a Subsequent Parcel, then, in all circumstances, Government shall indemnify and hold the Corporation harmless from and against all costs, expenses, damage, losses, claims or liabilities (whether civil or criminal) and any legal or other professional costs (on a full indemnity basis) incurred or suffered or which may be incurred or suffered by the Corporation as a direct or indirect result of any delay(s) (including, without limitation, any costs, expenses, losses and claims resulting from delay and any sums paid or suffered by the Corporation in order to accelerate completion of the Scope of Works so that the Corporation can complete the Scope of Works in accordance with the programme timing set out in the Baseline Programme): (a) by Government in giving to the Corporation full and exclusive occupation of the relevant land or all necessary rights of access and occupation in respect of the relevant land (as the case may be), by the relevant Land Availability Dates and/or (b) in the commencement of Commercial Operations on the Penny’s Bay Rail Link to later than the Original Scheduled Operating Date,

Provided that, in the case of Sub-clauses 11.2.1 and 11.2.2, the Corporation has made reasonable efforts to mitigate the effects of Government’s failure to complete the relevant Penny’s Bay Public Infrastructure Works relating to the Relevant Parcels and parcel(s) of land adjacent thereto to give full and exclusive occupation to the Corporation or grant all necessary rights of access and occupation to the Corporation (as the case may be), by the relevant Land Availability Dates. The cost and expense of such reasonable efforts to mitigate shall not be borne by the Corporation, and Government shall reimburse the Corporation in full for any and all costs and expenses incurred by the Corporation in relation to the Corporation’s efforts to mitigate. Upon making any claim under Clause 11.2.2, the Corporation shall provide Government with written documentation in support of such claim.

11.3	The Corporation shall review the Baseline Programme monthly and, without prejudice to Clause 11.2, incorporate into the Baseline Programme any changes in the Scope of Works and any changes to programme timing to be made in accordance with this Agreement, including any deferrals made pursuant to Clauses 4.8 or 11.2. For the avoidance of doubt, and notwithstanding Clause 28, the Corporation may from time to time, in its sole and absolute discretion, amend the Baseline Programme, other than the date of the Scheduled Operating Date and the Land Return Dates (and for the avoidance of doubt, the Land Availability Date), provided that:-

11.3.1	the Corporation shall be entitled to amend the Scheduled Operating Date if Government fails to (1) give full and exclusive occupation or grant all necessary rights of access and occupation to all relevant land stated in Part I and Part II respectively of Appendix F to the Corporation in accordance with Clause 11.2 and/or (2) complete the relevant Penny’s Bay Public Infrastructure Works relating to each Relevant Parcel and to parcel(s) of land adjacent thereto as set out in Part IV of Appendix F by the Land Availability Date relating to the Relevant Parcel in accordance with Clause 11.2; and

11.3.2	the Corporation shall be entitled to revise the Land Return Dates if Government fails to give full and exclusive occupation or grant all necessary rights of access and occupation to all relevant land to which the Land Return Dates relate in accordance with Clause 11.2,

Provided that, in the case of Sub-clauses 11.3.1 and 11.3.2, the Corporation has made reasonable efforts to mitigate the effects of such failure by Government. The cost and expense of such reasonable efforts to mitigate shall not be borne by the Corporation, and Government shall reimburse the Corporation in full for any and all costs and expenses incurred by the Corporation in relation to the Corporation’s efforts to mitigate.

11.4	The Corporation shall use programming logic and computer software specified by the Corporation and agreed with Government to prepare and produce the Baseline Programme to a level of detail agreed with Government such that Government may at all times readily monitor the Corporation’s progress of the Scope of Works against the Baseline Programme.

11.5	Subject to Clause 11.2, the Corporation being kept informed by Government of progress of the construction of the Disneyland Project and the Corporation receiving from Government at least six months prior written notice of the Soft-Opening Date or unless otherwise agreed with Government in accordance with the terms of this Agreement, the Corporation shall complete the Scope of Works relating to the Penny’s Bay Rail Link in accordance with the programme timing set out in the Baseline Programme so as to enable Commercial Operations to commence on the Penny’s Bay Rail Link by the Scheduled Operating Date. If the Corporation does not complete the Scope of Works relating to the Penny’s Bay Rail Link in accordance with the programme timing set out in the Baseline Programme and Commercial Operations are not commenced by the Scheduled Operating Date, as required by this Clause 11.5, Government agrees that:-

11.5.1	the Corporation’s sole liability for such failure by the Corporation, pursuant to this Clause 11.5, will be to procure from Franchised Bus Operators the provision of the bus services starting from the Scheduled Operating Date or a later date as specified by Government (or, failing which, upon Government’s request, the Corporation shall provide or otherwise procure the provision of other bus services starting from the Scheduled Operating Date or a later date as specified by Government) at a level commensurate with the reasonably anticipated number of guests and staff at the Disney Park to be constructed pursuant to the Master Project Agreement from time to time, but with a minimum capacity of 5,500 passengers per hour per direction of traffic (unless otherwise mutually agreed between Government, HKITP, and the Corporation), until such time as Commercial Operations are commenced on the Penny’s Bay Rail Link at the minimum capacity set out in Clause 8.1, provided that the mode of operating such temporary bus services, including fare charges, shall be approved by Government in advance and the services shall be regulated and controlled in the same manner as Franchised Bus Services; and

11.5.2	the Corporation shall have no other liability whatsoever to any person, whether for breach of contract, misrepresentation, in tort or otherwise.

11.6	Government shall facilitate consultation between HKITP and the Corporation in connection with the implementation of this Agreement.

11.7	Without prejudice to Clause 11.2, the Corporation shall be entitled, but not obliged, to request a deferral of the Scheduled Operating Date if the Corporation has been delayed, or expects to be delayed, in the execution of the PBRL Works, by reason of (whether directly or indirectly, wholly or in part):-

11.7.1	any amendment or variation made under Clause 4.8 or 4.9;

11.7.2	any breach by the Government of its obligations under this Agreement;

11.7.3	events or circumstances of Force Majeure,

(together referred to in this Clause as “Events of Delay” and each, an “Event of Delay”).

11.8	The Corporation shall not be entitled to request a deferral pursuant to Clause 11.7.1 unless:-

11.8.1	the Corporation gives written notice of the relevant Event of Delay to the Government within 14 days of the Event of Delay occurring or, if later, of the Corporation becoming aware of the relevant Event of Delay; and

11.8.2	not later than 28 days after giving that notice the Corporation gives a further written notice to the Government setting out:-

11.8.2.1	details of the circumstances from which the delay arises and the extent of the actual and contemplated delay;

11.8.2.2	details of the contemporary records maintained by the Corporation to substantiate its claim;

11.8.2.3	details of the consequences, whether direct or indirect, which the delay may have on completion of the PBRL Works; and

11.9.2.4	details of any measures the Corporation proposes to adopt to mitigate the consequences of delay, and the increased costs, if any, associated with those measures.

11.9	If so required by the Government, the Corporation shall provide from time to time further details of the matters set out in Sub-clause 11.8.2.2.

11.10	As soon as reasonably practicable following the service of the notices referred to in Clause 11.8, the Government shall by written notice to the Corporation defer either prospectively or retrospectively the Scheduled Operating Date by such amount of time as is fair and reasonable. Such deferral shall, however, be subject to the following:-

11.10.1	no deferral shall be made if the delay is attributable to any negligence, wilful default, breach of contract or breach of statutory duty of the Corporation, or its Contractors or suppliers or its or their respective servants or agents; and

11.10.2	in determining the amount of time by way of deferral that is fair and reasonable in any particular circumstances, the Government shall have regard to the extent to which the Corporation has made reasonable efforts to mitigate the effects of the delay.

11.11	Each party shall be relieved of liability for failure to perform its obligations under this Agreement to the extent that the failure to perform is caused by an event of Force Majeure.

11.12	The right of a party to claim relief under Clause 11.11 shall be subject to the party claiming relief:-

11.12.1	having given written notice to the other party of its intention to claim relief under Clause 11.11 within 7 days of becoming aware of the Force Majeure having arisen;

11.12.2	having used all reasonable endeavours to mitigate the effects of the Force Majeure; and

11.12.3	not having caused the Force Majeure to have arisen by its negligence, wilful default, breach of contract or breach of statutory duty (or any of the same) by its Contractors, servants or agents.

PART V

LAND

12.	Land Acquisition

12.1	Subject to such terms and conditions, and in such form, as may be prescribed by Government, Government shall procure the possession of the type specified in Appendix F for the Corporation by the Land Availability Dates of all land, and all necessary easements and rights in, under and over land, required by the Corporation for the construction of the PBRL Works, the RRIW and any Entrusted Works to be carried out by the Corporation and the subsequent operation and maintenance by the Corporation of the Penny’s Bay Rail Link. The provisions of the Railways Ordinance shall be applicable in all respects to any private land which may be resumed, or easements or rights in, under or over land which may be created, in connection with the construction of the PBRL Works, or the subsequent operation by the Corporation of the Penny’s Bay Rail Link.

12.2	The Corporation shall bear all costs, expenses and other amounts that have been, are now, or may from time to time be incurred or paid by the Lands Department pursuant to the involvement of the Lands Department in connection with the implementation of the Project. These costs include, but are not limited to, staff costs, accommodation, equipment, office rent, departmental expenses and administrative overheads as determined in accordance with the guidelines set out in the costing manual issued by the Treasury of the Government.

12.3	Government shall notify the Corporation in writing as soon as practicable after the Director of Lands has received a written claim from any person claiming an entitlement to compensation under the Railways Ordinance and may consult with the Corporation on how best such claim should be considered. The responsibility for considering any such claim and for determining the amount of any payment to be made to a claimant under the Railways Ordinance and any other ex-gratia allowances payable shall lie with Government. In the event that Government makes a payment to a claimant either in settlement of a claim, by way of ex-gratia allowances, or consequent upon a decision of the Lands Tribunal, the Corporation shall promptly reimburse to Government upon demand the full amount of such payment.

13.	Land for Railway Construction

13.1	Subject to such terms and conditions, and in such form, as may be prescribed by Government, the Corporation shall be permitted to occupy land as stated in Appendix F required for the purpose of the construction of the Penny’s Bay Rail Link. The rental payable by the Corporation for the land required by the Corporation as Works Areas shall be an amount which is equal to the higher of (i) the standard tenancy rates for land used for similar purposes by other persons in the relevant district as determined by the Director of Lands and (ii) an amount determined by Government to be equal to the costs of making such land available to the Corporation. The rental payable by the Corporation for the land required by the Corporation for the purpose of railway construction (other than as Works Areas) and which will be occupied by facilities and structures relating to the operation of the Penny’s Bay Rail Link shall be nominal.

13.2	Government shall provide the Corporation with reasonable access to the land specified in Appendix F through land occupied by Government, whether from public roads (provided that the travelling public and traffic safety are not adversely affected) or such other areas as may be agreed between the Corporation and Government as being necessary, for the purposes of constructing the Penny’s Bay Rail Link.

14.	Land for Operational Railway

14.1	Government shall grant to the Corporation good title to and, subject to the provisions of the Penny’s Bay Running Line Lease, exclusive possession of all land held or obtained by Government which is required for the purposes of the operation of the Penny’s Bay Rail Link, by means of the Penny’s Bay Running Line Lease so that the lease arrangements in respect of the Penny’s Bay Rail Link are substantially in the same form as the Lantau and Airport Railway Running Line Lease), for the Franchise Period.

14.2	In respect of the Penny’s Bay Running Line Lease, the Corporation shall be liable to Government for a nominal premium only.

14.3	The Corporation shall pay an annual rent in respect of the land which is the subject of the Penny’s Bay Running Lines Lease from the date of such lease or the Operating Date, whichever is the earlier, equivalent to three per cent. (3%) of the rateable value from time to time of such land.

15.	Commercial Activities within the PBRL Stations

15.1	Subject to Clause 15.2, Government shall permit the Corporation to sublet or part with possession of, or carry out trades or activities in its own name or in the name of a subsidiary associated or other company connected with the Corporation, upon parts of the premises occupied by the PBRL Stations and in respect of which the Corporation will be the lessee, grantee, owner or tenant in accordance with the terms in the remaining provisions of this Clause 15, provided that the Corporation shall impose on all sub-tenants and other occupiers of Disneyland Station all relevant restrictions and provisions binding on the Corporation hereunder in respect of Disneyland Station to the intent that where any works and activities require consultation, implementation of suggestions or mutual agreement hereunder, the same requirement will apply equally and in full to such works or activities proposed to be carried out by any such sub-tenant or other occupier.

15.2	For the purposes of granting the permission referred to in Clause 15.1, Government will enter into a separate agreement (the “PBRL Supplemental Agreement”) with the Corporation substantially in the same form as the Lantau and Airport Railway Supplemental Agreement (but which agreement shall also include provisions relating to advertising arrangements) in respect of the PBRL Stations which are to be included in the Penny’s Bay Running Line Lease.

15.3	The Corporation shall apply to Government for prior written approval before carrying out any trades and activities at any of the PBRL Stations which:

15.3.1	are not expressly permitted under the PBRL Supplemental Agreement; or

15.3.2	occupy a total floor area greater than 100 square metres per unit in usable floor area.

15.4	Government shall determine the maximum floor area permissible for any trades or activities within any PBRL Station and may in making such decision take into account, inter alia, the area of the relevant station, the layout of the railway station concourse and the flow of passengers.

15.5	Subject to Clause 15.6, Government shall not require the Corporation to pay a premium or other sum to Government in consideration of the grant of the permissions referred to in Clause 15.1.

15.6	Government reserves the right to require the Corporation to pay a premium to Government in consideration of the grant of the permissions referred to in Clause 15.1 in respect of particular trades or activities occupying more than 100 square metres of usable floor area per unit at any one of the PBRL Stations, such premium to be agreed between Government and the Corporation.

15.7	The Corporation will submit such details as Government may reasonably require to the Safety and Security Co-ordinating Committee (or such other body as may be established to consider the safety and security of the PBRL Stations) and to the Station Transport Integration Committee (or such other body as may be established to consider the integration of the Penny’s Bay Rail Link into the built environment), and the Corporation shall abide by and implement the decisions of such committees or other bodies in relation thereto.

PART VI

OPERATION AND MAINTENANCE OF THE PENNY’S BAY RAIL LINK

16.	Operation and Maintenance of the Penny’s Bay Rail Link

16.1	Government and the Corporation agree that the Penny’s Bay Rail Link will be owned and operated in accordance with the Ordinance, the Operating Agreement and this Agreement by the Corporation for its own account for the Franchise Period.

PART VII

ENVIRONMENTAL PROTECTION

17.	Environmental Protection Measures

17.1	The Corporation has carried out an environmental impact assessment relating to the construction and operation of the Penny’s Bay Rail Link which was included in the environmental impact assessment for the Disneyland Project (endorsed by the Director of Environmental Protection in April 2000) entitled “Environmental Impact Assessment for the Construction of an International Theme Park in Penny’s Bay of North Lantau and its Essential Associated Infrastructures” (the “EIA”). The Corporation shall, at its own cost, carry out:-

17.1.1	the measures specified in the EIA and the environmental permit issued by Government to the Corporation in relation to the Penny’s Bay Rail Link (the “Environmental Permit”); and

17.1.2	all other measures proposed by the Corporation and approved by Government.

17.2	Except as may be agreed between the Government and the Corporation to be to the account of the Corporation as a result of the assessment referred to in Clause 17.1, Government agrees that if Government shall impose on the Corporation any requirement(s) (other than by way of any change of legislation) to:-

17.2.1	carry out any environmental protection measures in respect of the Penny’s Bay Rail Link in relation to noise or resulting from any change in land use which are in addition to the measures specified in the EIA or the Environmental Permit; or

17.2.2	carry out any works, amend any design or alter the construction of any part of the works associated with the Penny’s Bay Rail Link (other than those identified as necessary in the assessment referred to in Clause 17.1) the cost of which is payable by the Corporation (including, without limitation, any part of the PBRL Works or the RRIW in respect of which the Corporation is required to make a contribution) in relation to any environmental protection measures in relation to noise resulting from any change in land use, the purpose of which is to provide existing, new or future developments with environmental protection from any part of the Penny’s Bay Rail Link, the implementation of such requirement(s) shall not be at the cost of the Corporation, and the Corporation shall comply with such requirement only if Government has procured the relevant third party or parties to indemnify (or, failing which, Government shall itself indemnify) the Corporation in full in respect of any and all costs and expenses incurred or to be incurred by the Corporation in relation to such requirement(s).

PART VIII

TRANSPORT

18.1	As stated in the prospectus dated 25th September, 2000 relating to the global offering of shares in the Corporation by the Financial Secretary Incorporated, in the context of the Government’s overall transport policy as articulated in its Railway Development Strategy 2000 and “Hong Kong Moving Ahead—A Transport Strategy for the Future” the Government acknowledges that it will take active measures to achieve the policy objectives set out therein. In particular, it recognises:

18.1.1	the need to rely on railways as the backbone of Hong Kong’s transport system and for railways to be given priority in the Government’s plans for infrastructure development;

18.1.2	the need for balanced competition within the transport market in Hong Kong and a level playing field for different forms of transport; and

18.1.3	the need for, and will facilitate the provision of, feeder services to railway stations.

18.2	Government’s policy with respect to transport to, from and within Penny’s Bay is consistent with the policy described in Clause 18.1 above and involves the following:

18.2.1	Government will develop a plan in respect of transport to, from and within Penny’s Bay which:

(i)	recognises the Penny’s Bay Rail Link as the backbone of Hong Kong’s transport system to, from and within Penny’s Bay and will give the Penny’s Bay Rail Link priority in Government’s plans for infrastructure development in Penny’s Bay;

(ii)	takes into account that the Penny’s Bay Rail Link is a high capacity, long term item of the transport infrastructure which has the capacity to carry a major share of the transport demand;

(iii)	takes into account that the Corporation will make a substantial capital investment in the Penny’s Bay Rail Link; and

(iv)	seeks to minimise wasteful competition while maintaining healthy competition among service providers to ensure commuter choice.

18.2.2	Government agrees to, in accordance with its declared policy, facilitate use of the Penny’s Bay Rail Link and shall take all reasonable action related to such usage to ensure appropriate co-ordination between the various transport modes.

18.3	Taking into account the policy and considerations set out in Clauses 18.1 to 18.2.2 above, Government’s intention is to introduce three new franchised bus routes and modify three existing franchised bus routes to serve the Disneyland Project upon its opening. In considering any proposals to add new franchised bus routes (in addition to the aforementioned), either upon opening of the Disneyland Project or thereafter, Government will take into account relevant factors including but not limited to the following:

18.3.1	the need to make efficient use of existing transport infrastructure and the limited availability of road space;

18.3.2	the need to provide convenience of routes and choice of services for passengers at a standard commensurate with the positive visitor experience expected of the Disneyland Project;

18.3.3	the transport policy considerations described in Clauses 18.1 to 18.2 above.

18.4	Government agrees to consult the Corporation prior to introducing any new franchised bus routes which provide service to, from or within Penny’s Bay and which are additional to those mentioned in Clause 18.3 above and take account of any written representations made by the Corporation.

18.5	The parties recognise that the tourist industry requirements for overseas tourists on package tours mean that a substantial proportion of visitors to the Disneyland Project will use private coach services as a means of transport to the Disneyland Project. Government will make use of traffic management measures to regulate coach and non-franchised bus activities which shall include, where appropriate, restrictions regarding stopping on the public roads leading to the Disneyland Project, restrictions regarding drop-off and pick-up activities on the public roads adjacent to the Public Transport Interchange (the “PTI”) at Penny’s Bay, and restrictions regarding entry to the PTI.

18.6	Government acknowledges the importance of easy access to the PBRL Stations and agrees to use its best endeavours to plan the road and highway systems and traffic engineering schemes to facilitate reasonable access by the public to the PBRL Stations.

18.7	The Corporation shall take reasonable steps to encourage and promote use of the Penny’s Bay Rail Link as are compatible with the Ordinance, the Operating Agreement, this Agreement and any relevant agreement with HKITP.

PART IX

PROJECT REPORTING

19.	Project Monitoring

19.1	The Corporation agrees to provide to Government on a monthly basis a report on the engineering progress, programme and cost of the PBRL Works.

19.2	The Government agrees to provide to the Corporation on a monthly basis a report on the progress and programme of the Disneyland Project.

19.3	The Corporation shall provide to Government on a monthly basis, a report containing information sufficient to keep Government informed on the safety measures employed and implemented on the PBRL Works and the overall safety performance. Such information shall include the safety organisation structure, safety initiatives introduced, safety training, safety promotional campaigns, accident statistics, analysis on accident rates and remedial measures.

19.4	The reports referred in Clauses 19.1, 19.2 and 19.3 shall be in the format to be agreed between Government and the Corporation.

19.5	In the event that either party identifies any issues in respect of:-

19.5.1	the design, construction, completion, financing and operation of the Penny’s Bay Rail Link, the progress and programme of the Disneyland Project, the Yam O Reclamation and Public Infrastructure Works Phase 1 or the Penny’s Bay Public Infrastructure Works (the “Relevant Matters”) discussed or revealed in any report provided pursuant to Clause 19.1 or 19.2 or 19.3; or

19.5.2	the format of such reports as agreed pursuant to Clause 19.3,

on which it wishes to have further deliberations with the other party, such party shall, if in its opinion it is deemed necessary set up a liaison committee consisting of representatives of Government and the Corporation to obtain further information and to monitor progress on any of the Relevant Matters.

19.6	Each party shall cooperate with the other in relation to the proceedings of the liaison committee referred to in Clause 19.5 and the provision of such information that may reasonably be requested by such liaison committee on any of the matters referred to in Clause 19.1, 19.2 and 19.3.

PART X

DISNEYLAND PROJECT/HKITP/DIVIDENDS

20.	Delay in the Disneyland Project

20.1	Government shall procure that the Disneyland Project is completed in accordance with the Master Project Agreement. Government undertakes:-

20.1.1	that, if the Disneyland Actual Opening Date occurs later than three months after the Disneyland Scheduled Opening Date for whatever reason (other than as a result of any breach of this Agreement by the Corporation or as a result of the occurrence of a Force Majeure), Government shall pay to the Corporation, as compensation for the delay, an amount of HK$8.0 million (equivalent to about HK$5 million in present value terms using the 11.25% project internal rate of return as the discount rate) for each month (or a proportionate part of such amount for part of a month) of delay in the Disneyland Actual Opening Date beyond the later of three months after the Disneyland Scheduled Opening Date, and the date the Scope of Works relating to the Penny’s Bay Rail Link is completed and the Penny’s Bay Rail Link is ready for Commercial Operations, such payments to continue up to the earlier of the Disneyland Actual Opening Date and the date that is twelve months after the Disneyland Scheduled Opening Date (the “First Anniversary”);

20.1.2	that, if the Disneyland Actual Opening Date for whatever reason (other than as a result of any breach of this Agreement by the Corporation or as a result of the occurrence of a Force Majeure), occurs after the later of the First Anniversary and the date the Scope of Works relating to the Penny’s Bay Rail Link is completed and the Penny’s Bay Rail Link is ready for Commercial Operations. Government shall, in addition to making payment to the Corporation in accordance with Clause 20.1.1, indemnify and hold the Corporation harmless from and against all costs, expenses, damage, losses, claims or liabilities (whether civil or criminal) and any legal or other professional costs (on a full indemnity basis) incurred or suffered or which may be incurred or suffered by the Corporation in relation (directly or indirectly) to the Project as a direct or indirect result of any such delay in the Disneyland Actual Opening Date beyond the later of twelve months after the Disneyland Scheduled Opening Date and the date the Scope of Works relating to the Penny’s Bay Rail Link is completed and the Penny’s Bay Rail Link is ready for Commercial Operations (as the case may be) or of the failure to complete the Disneyland Project at all (including, without limitation, any loss of profit directly or indirectly resulting from such failure (which shall be calculated by multiplying 11.25% per annum by the amount of Capital Cost incurred by the Corporation from time to time accruing on a daily basis for the period commencing on and including the date on which the relevant portion of Capital Cost is incurred by the Corporation and ending on and including the date immediately before the date on which Government discharges the indemnity given pursuant to this Clause), and any amount in respect of design, financing, construction and otherwise), unless agreed otherwise by the parties; and

20.1.3	to give the Corporation written notice immediately upon Government becoming aware that the Disneyland Project will cease to be operated in accordance with the Master Project Agreement.

20.2	Payment of any amounts due to the Corporation under Clause 20.1.1 shall be satisfied by the waiver of any claim for or entitlement to (as against the Corporation) dividends as set out in Clause 22.5.

20.3	Upon making any claim under Clause 20.1.2, the Corporation shall provide Government with written documentation in support of such claim.

21.	Consultation and Agreement

21.1	The Corporation will consult with Government and HKITP on the establishment of reasonable operating, safety and maintenance standards for the Penny’s Bay Rail Link, including the operating hours of the Penny’s Bay Rail Link which, subject to the provisions of the Operating Agreement (as may be amended from time to time), will normally be between 0610 and 0045.

21.2	Three utility crossings of the Penny’s Bay Rail Link, one of which shall be located at the West Resort Road Bridge, another of which shall be located approximately 300 metres south of the southern portal of the Tai Yam Teng tunnel, and the other of which shall be located at the VEPA, shall be constructed by Government. Government will consult with, and wherever applicable incorporate the suggestions of, HKITP and the Corporation regarding the design and construction of such utility crossings.

21.3	Without prejudice to the Deed of Restrictive Covenant, the Corporation shall not, without the prior written consent of Government and HKITP:

21.3.1	grant any interest or grant any consent or approval or do any similar thing in respect of the land in the Height Control Zone which has the effect of granting the right to carry out Building Works or permitting or approving Building Works in the Height Control Zone; or

21.3.2	carry out any Building Works in the Height Control Zone;

which exceed the height limits imposed in Clause 4 of the Deed of Restrictive Covenant.

21.4	Without prejudice to the Deed of Restrictive Covenant, the Corporation shall not, without the prior written consent of Government and HKITP:

21.4.1	grant any interest or grant any consent or approval or do any similar thing in respect of the land in the Visual Buffer Zone which has the effect of granting the right to carry out Building Works or permitting or approving Building Works in the Visual Buffer Zone;

21.4.2	carry out any Building Works in the Visual Buffer Zone;

21.4.3	set off or permit the setting off of any fireworks or pyrotechnics displays in the Visual Buffer Zone or project any skyward laser beams or search lights on or from the Visual Buffer Zone; or

21.4.4	direct or permit the direction of exterior artificial light sources in the Visual Buffer Zone other than to the ground and it shall shield or procure the shielding of individual light sources from view by opaque shields so that such light sources are not visible from the Disney Park.

21.5	The Corporation shall not, without the prior written consent of Government and HKITP, construct any Building at or in the immediate vicinity of Disneyland Station and the Penny’s Bay Rail Link between West Resort Road Bridge and Disneyland Station, which exceeds the height of the berm to the south of and adjacent to Disneyland Station.

21.6	Without prejudice to Clause 21.7, the Corporation shall consult with Government and HKITP and incorporate all reasonable suggestions of Government and HKITP during the design and construction of the Penny’s Bay Rail Link, and during any redesign, refurbishment, modification, renovation or expansion thereof.

21.7	The Design Features of the initial design of Disneyland Station, and of the Penny’s Bay Rail Link between West Resort Road Bridge and Disneyland Station, to be constructed by the Corporation (or its agents or contractors) pursuant to this Agreement, and any redesign, refurbishment, modification, renovation or expansion thereof, shall be subject to the mutual agreement of the Corporation, Government and HKITP. For the purposes of this Clause 21, “Design Features” shall mean, the architectural concept and aesthetic aspects, and shall include (without limitation) architectural design, landscaping, signage, lighting, artwork and any other feature of a visual nature in connection with Disneyland Station and the Penny’s Bay Rail Link between West Resort Road Bridge and Disneyland Station, and any Building thereon.

21.8	The mutual agreement of the Corporation, Government and HKITP required pursuant to Clause 21.7 shall not be unreasonably withheld or delayed. For this purpose, it shall not be unreasonable to withhold such agreement on the basis that the standards of the Design Features are not commensurate with those prevailing at the Walt Disney World Resort (the “WDWR Standards”) unless any relevant railway safety standard cannot be met if the relevant WDWR Standards are applied.

21.9	If the Corporation submits any proposed Design Features for the agreement of Government and HKITP, Government and HKITP shall have fifteen (15) Business Days after the receipt of any such submission (which shall be in writing and accompanied by all requisite documentation and plans) to give to the Corporation any comments.

21.10	The name of the Disneyland Station shall be mutually agreed by Government, the Corporation and HKITP.

21.11	The location, form, content and aesthetic aspects of any advertising to be displayed in the Disneyland Station shall be subject to the mutual agreement of the Corporation and HKITP, such agreement not to be unreasonably withheld or delayed. For this purpose, it shall not be unreasonable to withhold such agreement on the basis that the standards are not commensurate with those prevailing at the Walt Disney World Resort.

21.12	The Corporation shall be required to attend public consultation meetings and/or meetings with various Government agents and HKITP, as required by Government from time to time to coordinate the works carried out by such various Government agents or HKITP, provided reasonable notice of such meetings are given to the Corporation in writing.

21.13	Prior to the commencement of operations on the Penny’s Bay Rail Link and following the consultation carried out pursuant to Clause 21.1, the parties shall amend the Operating Agreement to deal with the operation of the Penny’s Bay Rail Link, including (without limitation) the operating hours of the Penny’s Bay Rail Link.

22.	Dividends

22.1	The Corporation intends to offer a scrip dividend election to its shareholders and holders of its American Depositary Shares (“ADSs”) (subject to the decision of the board of directors of the Corporation and applicable securities laws) in respect of interim dividends and final dividends for the financial year ending 31st December, 2002 (together, the “2002 Dividends”) and the financial year ending 31st December, 2003 (together, the “2003 Dividends”).

22.2	Government agrees to ensure that, in respect of the 2002 Dividends and the 2003 Dividends, an election will be made to the Corporation for the receipt of all or part of such amount of dividends representing Government’s beneficial entitlement to dividends in the form of shares under any scrip dividend election to be offered by the Corporation to its shareholders and holders of its ADSs (subject to the decision of the board of directors of the Corporation and applicable securities laws), to the extent necessary to ensure that a maximum of 50 per cent. of the total dividend paid (and for this purpose ‘total dividend paid’ shall be calculated as though there has been no waiver of any dividend under Clause 22.3) by the Corporation in respect of the relevant financial year will be in the form of cash.

22.3	Government will ensure that:-

22.3.1	any claim for or entitlement to (as against the Corporation) such amount of dividends representing Government’s beneficial entitlement to cash dividends in respect of the 2002 Dividends will be waived (as against the Corporation); and

22.3.2	thereafter, to the extent necessary, any claim for or entitlement to (as against the Corporation) such amount of dividends representing Government’s beneficial entitlement to cash dividends in respect of the 2003 Dividends will be waived (as against the Corporation); and

22.3.3	thereafter, to the extent necessary, any claim for or entitlement to (as against the Corporation) such amount of dividends representing Government’s beneficial entitlement to cash dividends in respect of the interim and final dividends for the financial year ending 31st December, 2004 will be waived (as against the Corporation); and

22.3.4	thereafter, to the extent necessary, any claim for or entitlement to (as against the Corporation) such amount of dividends representing Government’s beneficial entitlement to cash dividends in respect of the interim and final dividends for the subsequent financial years will be waived (as against the Corporation), as is equivalent (in aggregate, where applicable) to the Funding Gap as at the date on which the relevant dividends are waived (a “Relevant Date”).

Any claim to be waived in accordance with this Clause shall be waived on the date on which the relevant dividends are distributed.

For the purposes of this Clause, “Funding Gap” as at a Relevant Date means:

in the case of the Relevant Date in respect of the interim dividends for the six months ending 30th June, 2002, HK$798 million plus an amount equal to 11.25% per annum multiplied by HK$798 million, accruing on a daily basis for the period commencing on (and including) 1st January, 2002 and ending immediately before (and excluding) such Relevant Date; and

in the case of a Relevant Date in respect of interim and final dividends for subsequent financial periods (a “Present Relevant Date”):

                                (A - B) + C

where:

A =	the Funding Gap as at the immediately preceding Relevant Date (the “Preceding Relevant Date”) determined in accordance with this Clause (which, for the avoidance of doubt, shall be determined prior to the deduction of any amount of dividends waived in accordance with this Clause on such Preceding Relevant Date);

B =	the amount (in Hong Kong dollars) of dividends waived in accordance with this Clause on the Preceding Relevant Date; and

C =	an amount equal to 11.25% per annum x (A - B), accruing on a daily basis for the period commencing on (and including) the Preceding Relevant Date and ending immediately before (and excluding) the Present Relevant Date.

22.4	Until such time as the Funding Gap has been satisfied by the waiver of cash dividends, prior to distribution of any dividend by the Corporation, the Corporation shall notify Government of the outstanding amount of the Funding Gap and the amount of dividends representing Government’s beneficial entitlement to cash dividends, after taking into account Government’s obligation under Clause 22.2, that is treated as waived under Clause 22.3.

22.5	If any amount becomes payable by Government under Clause 20.1.1 Government agrees to ensure that, after the Funding Gap has been satisfied in full by the waiver of cash dividends, any claim for or entitlement to (as against the Corporation) such amount of dividends representing Government’s beneficial entitlement to cash dividends in respect of the interim or final dividends (as the case may be) next distributed immediately following the earlier of the Disneyland Actual Opening Date and the First Anniversary (the “First Available Dividends”) will be waived (as against the Corporation) and, thereafter, to the extent necessary, any claim for or entitlement to (as against the Corporation) such amount of dividends representing Government’s beneficial entitlement to cash dividends in respect of subsequent interim and final dividends will be waived (as against the Corporation), as is equivalent (in aggregate, where applicable) to the amounts payable by Government under Clause 20.1.1 which have accrued up to the date of distribution of such interim and final dividends as adjusted in accordance with this Clause (the “Indemnity Amount”). The Indemnity Amount (or, as the case may be, such portion thereof which has not been satisfied by such waiver) shall be increased at the rate of 11.25% per annum, accruing on a daily basis for the period commencing on (and including) the First Anniversary and ending immediately before (and excluding) the date on which the Indemnity Amount is satisfied in full and compounded annually.

22.6	To the extent necessary, Government shall procure that any relevant nominee or trustee for Government (from time to time) shall take such steps and actions and/or omit to take such steps and actions to achieve the purpose and intent of this Clause 22.

PART XI

MISCELLANEOUS

23.	Utility Services

The Corporation agrees that Government shall not be liable to the Corporation for any failure whatsoever to perform or inadequate or delayed performance by the owner of any gas, electricity, water or telecommunication service apparatus situated on any unleased Government land of any works required to be carried out by such owner pursuant to a notice given to such owner by the Secretary for the Environment, Transport and Works under Section 25(l) of the Railways Ordinance.

24.	The Ordinance

24.1	The Ordinance shall not be, or be deemed to be, amended or revoked in any respect by the provisions of this Agreement.

24.2	The Penny’s Bay Rail Link shall be part of the Mass Transit Railway for the purposes of the Ordinance and the Operating Agreement, and the Corporation shall comply with the provisions of the Ordinance and the Operating Agreement notwithstanding anything to the contrary in this Agreement. Nothing in this Agreement shall oblige the Corporation to conduct its business in any manner or do any thing which is incompatible with the provisions of the Ordinance or the Operating Agreement.

25.	Invalidity

If at any time any provision or part of this Agreement is or becomes illegal invalid or unenforceable in any respect under the law of any jurisdiction, such illegality, invalidity or unenforceability shall not affect or impair the legality, validity or enforceability in that jurisdiction of any other part of that provision or any other provision of this Agreement or, in any other jurisdiction, of that provision or part thereof or any other provision of this Agreement.

26.	No Partnership

Nothing in this Agreement and no action taken by the parties pursuant to this Agreement shall constitute, or be deemed to constitute, the parties a partnership, association, joint venture or other co-operative entity.

27.	Further Assurance

Each of the parties agrees that it shall, from time to time on being required to do so by the other party, now or at any time during the subsistence of this Agreement, do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form satisfactory to that other party as reasonably considered necessary by it for giving full effect to and the full benefit of the rights, powers and remedies conferred by this Agreement.

28.	Amendments

Save as otherwise expressly provided in this Agreement, no provision of this Agreement may be amended, waived, discharged or terminated other than (in each case) by an instrument in writing signed by or on behalf of each of the parties hereto.

29.	Waiver

No failure to exercise, nor any delay in exercising, on the part of any party hereto, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise thereof or the exercise of any other right or remedy. The rights and remedies herein provided are cumulative and not exclusive of any rights and remedies provided by law.

30.	Conflict

30.1	In the event of any conflict between the provisions of this Agreement and the Appendices, the provisions of this Agreement shall prevail.

30.2	In the event of any conflict between the provisions of this Agreement and the Ordinance, the Operating Agreement or the Penny’s Bay Running Line Lease, the provisions of the Ordinance, the Operating Agreement or the Penny’s Bay Running Line Lease (as the case may be) shall prevail.

31.	Payments

31.1	Any and all payment to be made by Government or the Corporation to the other under this Agreement shall be made in Dollars in such manner as may be agreed between Government and the Corporation from time to time.

31.2	Subject to the foregoing provisions of this Agreement, if any sum would otherwise become due for payment on a day which is not a Business Day, such sum shall become due on the next succeeding Business Day.

31.3	In the event of failure by either Government or the Corporation to pay any sum on the date on which such sum is expressed to be due hereunder (whether legally or formally demanded or not), the defaulting party shall, without prejudice to any remedies available to the other party hereunder or at law, or in equity, pay to the other party interest on such sum from the date of such failure up to the date of actual payment (as well after as before judgement) calculated at the rate per annum equal to one per cent. over the best lending rate for Dollars quoted from time to time by The Hongkong and Shanghai Banking Corporation Limited or such other bank as may be agreed from time to time between Government and the Corporation.

31.4	Except as may be otherwise expressly provided herein, every sum payable by Government or the Corporation to the other shall be paid in full without set-off, counterclaim, condition or qualification of any nature and without any deduction or withholding for or on account of any taxes, levies, imposts, duties, charges or fees of any nature including, without limitation, by any provision of the Ordinance.

32.	Notices

32.1	Any notices, certificates or other communications to Government in connection with this Agreement shall be sent to the Secretary for the Environment, Transport and Works at Murray Building, Garden Road, Central, Hong Kong (facsimile number: 2868 5261), or such other address or fax number, or to such other person, as may be notified by Government to the Corporation in accordance with the provisions of this Clause.

32.2	Any notices, certificates or other communications to the Corporation in connection with this Agreement shall be sent to it at MTR Tower, Telford Plaza, 33 Wai Yip Street, Kowloon Bay, Kowloon and marked for the attention of the Legal Director and Secretary (facsimile number: 2993 3379), or such other address or fax number, or to such other person, as may be notified by the Corporation to Government in accordance with the provisions of this Clause.

32.3	All notices shall be in writing. Any notice delivered personally shall be deemed to have been given at the time of such delivery. Any notice sent by facsimile transmission shall be effective only on receipt. Any notice sent by post shall be deemed to have been given on the third Business Day after posting if correctly addressed and sent by prepaid surface mail within Hong Kong.

33.	Mediation

Any dispute or difference arising out of or in connection with this Agreement shall first be referred to mediation at Hong Kong International Arbitration Centre (“HKIAC”) and in accordance with its then current Mediation Rules. If the mediation is abandoned by the mediator or is otherwise concluded without the dispute or difference being resolved, then such dispute or difference shall be referred to and determined by arbitration at HKIAC and in accordance with its Domestic Arbitration Rules.

34.	Governing Law and Jurisdiction

34.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong. Each party agrees that the courts of Hong Kong are to have jurisdiction to settle any proceeding, suit or action arising out of or in connection with the Agreement and each party submits to the jurisdiction of such courts.

34.2	The parties hereto agree that any separate agreement entered into between them referred to in or contemplated by this Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed the day and year first above written.

HK021500046_56.doc

SIGNATURE PAGE

GOVERNMENT

SIGNED by	)

GOVERNMENT OF THE HONG KONG	)
SPECIAL ADMINISTRATIVE REGION	)

acting through	)

DEPUTY SECRETARY FOR THE	)
ENVIRONMENT, TRANSPORT AND WORKS	)
(TRANSPORT AND WORKS)	) /s/ Tang Kwok Wai, Paul

in the presence of:-)
CHIU WAI FAN	) /s/ Chiu Wai Fan

THE CORPORATION

SIGNED by	)

JACK C.K. SO, CHAIRMAN	)

for and on behalf of	)

MTR CORPORATION LIMITED	) /s/ Jack C.K. So

in the presence of:-	) /s/ Hamish Fleming [stamp for Hamish Fleming]
AND

RUSSELL J. BLACK,	)
PROJECT DIRECTOR	)

for and on behalf of	)

MTR CORPORATION LIMITED	) /s/ Russell J. Black

in the presence of:-	) /s/ Hamish Fleming [stamp for Hamish Fleming]